Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Abigail Bertumen

202.739.5945

abertumen@morganlewis.com

VIA EDGAR

June 12, 2012

Mr. John Grzeskiewicz

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Exchange Traded Concepts Trust (File Nos. 333-156529 and 811-22263) (the “Registrant”); Post-Effective Amendment No. 7 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 7”)

Dear Mr. Grzeskiewicz:

This letter responds to comments on Amendment No. 7, which you provided in a telephonic discussion with me on Tuesday, March 6, 2012. Amendment No. 7 was filed with the Securities and Exchange Commission (the “Commission”) on January 20, 2012 pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of adding a new series of the Registrant, the Sustainable North American Oil Sands ETF (the “Fund”).

Summaries of the Staff’s comments and our responses thereto on behalf of the Registrant are provided below. Changes detailed below that were made to the Prospectus and/or SAI in response to the Staff’s comments are reflected in Post-Effective Amendment No. 21, which was filed with the Commission on June 8, 2012 pursuant to Rule 485(b). Capitalized terms not defined herein should be given the meaning provided in Amendment No. 7.

1.	Comment: On the cover page of the Prospectus, please display the Fund’s name in a more prominent font.

Response: The requested change has been made.

Mr. John Grzeskiewicz

June 12, 2012

2.	Comment: Regarding the following sentence in the third footnote to the table under “Fees and Expenses,” please provide the Staff with some assurance that the expense limitation agreement will continue for a term of at least one year. If the expense limitation agreement expires before the end of a one year period, please note that a Fund cannot show the Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements in the fee table or in the Example. Please also revise the sentence to clarify that the Adviser cannot terminate the expense limitation agreement during the one year period.[1]

The Agreement may be terminated: (i) by the Trust, for any reason at any time; or (ii) by the Adviser, for any reason, upon ninety (90) days’ prior written notice to the Trust at its principal place of business, such termination to be effective as of the close of business on the last day of the then current one-year period.

Response: The third footnote to the table under “Fees and Expenses” has been deleted. The Fund will operate under a “unitary fee” arrangement, pursuant to which the only expense to be incurred by the Fund, with limited exception as described in the registration statement, will be a management fee and the Adviser will pay or cause to be paid all other expenses of the Fund.

3.	Comment: Given the focus and composition of the Index, please consider revising the Fund’s concentration policy and related disclosure in the prospectus and SAI to reflect that the Fund will concentrate in the oil industry.

Response: The requested changes have not been made. However, the following sentence has been added under the “Principal Investment Strategies” and to “Concentration Risk” in the “Principal Risks:”

As of the date of the Prospectus, the Index was concentrated in the energy sector.

We note that the registration statement contains disclosure concerning the risks of investing in the oil and energy sector (which has been enhanced in response to Comment 6, below).

4.	Comment: Please confirm in your response letter that the Fund does not require an amendment to the Trust’s existing exemptive order or a new exemptive order in order to operate.

[1]	See Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, SEC Rel. IC-28584 (Jan. 13, 2009). (“A fund may not reflect the [expense reimbursement or fee waiver] arrangement which in any period during which the arrangement may be terminated without agreement of the fund’s board of directors (e.g. unilaterally by the fund’s investment adviser.)”)

Mr. John Grzeskiewicz

June 12, 2012

Response: We confirm that the Fund does not need an amendment to the Trust’s existing exemptive order or a new exemptive order in order to operate. Additional series of the Trust (together with any other future registered open-end investment company and its series advised by the Adviser or entity controlling, controlled by, or under common control with the Adviser, defined as the “Future Funds”) may be offered under the Trust’s existing exemptive relief.2 The Fund is an additional series of the Trust and is advised by Exchange Traded Concepts, LLC, both entities that relied on the exemptive order at the time of its issuance.

5.	Comment: Please confirm in your response letter that the Index the Fund intends to track falls within the scope of the Trust’s existing exemptive relief.

Response: We confirm that the Index that the Fund intends to track falls within the scope of the Trust’s existing exemptive relief. Under the existing exemptive relief, a Future Fund’s Underlying Index may be based on domestic equity securities or foreign equity securities (securities traded on a non-U.S. securities market).3 The Index that the Fund intends to track is comprised of domestic and foreign equity securities.

6.	Comment: Under Principal Risks, please include disclosure under Oil and Energy Risk stating that the oil sands industry is new and includes risks that the use of untested technology for oil sands exploration and production and controversy related to the environmental impact of such exploration and production could negatively impact the Fund’s performance.

Response: We have added the following highlighted disclosure to the second paragraph under “Oil and Energy Risk” in the “Principal Risks” section:

Oil sands reserves produce what is sometimes referred to as synthetic crude oil, to be distinguished from conventional crude oil produced from traditional oil reserves. Oil sands exploration and development is very competitive and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The marketability of synthetic crude oil is affected by many of the same factors that affect conventional crude oil and the energy sector in general including, but not limited to, market fluctuations of prices and government regulation. However, because operating costs to produce synthetic crude oil from oil sands may be substantially higher than operating costs to produce conventional crude oil, an increase in such costs or a reduction in the price of synthetic crude oil or competing products may render mining resources from oil sands uneconomical. A significant decrease in the price of conventional crude oil may have a negative impact on the economic viability of oil sands projects. In addition, other developments, such as increasingly strict environmental and safety laws and regulations and enforcement policies thereunder, particularly in areas with a high concentration of oil sands, and local, native and political opposition to oil sands exploration and refinement, could result in substantial costs and liabilities, delays or an inability to complete projects or an abandonment of projects.

2 See FaithShares Trust, et al., SEC Rel. No. 28991 (Nov. 5, 2009) (notice).

3 See supra n.2.

Mr. John Grzeskiewicz

June 12, 2012

We have also added the following highlighted disclosure to “Risks of Investing in Oil Sands” in the “Additional Risk Information” section:

Risks of Investing in Oil Sands: Oil sands exploration and development is very competitive and involves may risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that the companies operating in the oil sands sector will produce synthetic crude oil in quantities or at costs anticipated, or that they will not cease producing entirely in certain circumstances. Actual operating costs may differ materially from such current estimates. Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws and regulations and enforcement policies thereunder and claims for damages to property or persons resulting from the operations in the oil sands sector, could result in substantial costs and liabilities, delays or an inability to complete projects or the abandonment of projects. Historically, oil sands projects have experienced capital cost overruns due to a variety of factors. There is no assurance that the current construction and operations schedule of the companies will proceed without any delays or cost overruns. Any delays may increase the costs of development and productions. Factors commonly associated with large industrial projects including, but not limited to, shortages of equipment, materials and labor, fluctuations in the prices of materials, local, native and political opposition, litigation and environmental or geological problems could also give rise to delays in development and productions and cost overruns.

Oil sands extraction operations, pipelines and upgraders are subject to environmental regulation pursuant to federal and provincial legislation and regulations. These laws require various approvals and provide for restrictions and prohibitions on releases or emissions of various substances produced or used in association with such operations. Risks of substantial costs and liabilities are inherent in oil sands operations and a violation of any such law may result in the issuance of remedial orders, the suspension of approvals or the imposition of significant fines or penalties.

Mr. John Grzeskiewicz

June 12, 2012

Participants in the oil sands sectors may particularly be impacted by environmental regulation enacted by regions in which oil sands reserves are concentrated, such as in Canada and particularly the province of Alberta. The Canadian government has proposed regulations that include binding emissions targets and compliance mechanisms aimed at halving emissions of smog and acid rain compounds by 2015 and reducing greenhouse gas emissions by 20% from 2006 levels by 2020. The province of Alberta recently enacted regulations to reduce greenhouse gas emissions, becoming the first Canadian jurisdiction to enact mandatory greenhouse gas emission reduction targets. With annual compliance beginning July 1, 2008, the Alberta regulations will require facilities which emit more than 100,000 tons of carbon dioxide equivalent gas per year to reduce greenhouse gas emissions by 12% below their average emission intensities from 2003 to 2005. Alberta facilities built after the year 2000 will be given a three-year grace period beginning in their first full year of operation and will be allowed a five-year period over which to achieve their target of 12% below average emissions intensity from their baseline year being their third year of operation. Numerous uncertainties remain regarding details of the Canadian government’s plans and their implementation, as well as Alberta’s newly enacted regulatory regime. There can be no assurance that future rules and regulations limiting air emissions, whether imposed by the federal government or by local or provincial governments, will not affect the profitability or continued operation of participants in the oil sands sector.

7.	Comment: Please consider expanding Geographic Concentration Risk to include risks related to concentration in the province of Alberta, Canada.

Response: The following sentence has been added to “Geographic Concentration Risk” in the “Principal Risks” section:

The Fund may also be more susceptible to market, political, regulatory and geographic events affecting specific regions in Canada in which oil sands are concentrated, such as in the province of Alberta.

Mr. John Grzeskiewicz

June 12, 2012

8.	Comment: Please confirm that the following disclaimer is appropriate for the exchange on which the Fund Shares will be listed.

Shares of the Trust are not sponsored, endorsed, or promoted by the NYSE Arca. The NYSE Arca makes no representation or warranty, express or implied, to the owners of the Shares of the Fund. The NYSE Arca is not responsible for, nor has it participated in, the determination of the timing of, prices of, or quantities of the Shares of the Fund to be issued, or in the determination or calculation of the equation by which the Shares are redeemable. The NYSE Arca has no obligation or liability to owners of the Shares of the Fund in connection with the administration, marketing, or trading of the Shares of the Fund. Without limiting any of the foregoing, in no event shall the NYSE Arca have any liability for any lost profits or indirect, punitive, special, or consequential damages even if notified of the possibility thereof.

Response: The disclaimer has been deleted.

9.	Comment: In the Principal Investment Strategies and Information Regarding the Index, please define “business activities” in the following description. Please indicate whether there is a numerical test for identifying a company as an Oil Sands Company, i.e. by requiring the company to generate a specific percentage of revenue from or incurring a certain percentage of expenditures within oil sands.

The [Index] is designed to measure the performance of companies whose business activities in the North American oil sands include oil exploration, production, refinement, marketing, storage, transportation, provision of equipment and/or provision of services (“Oil Sands Companies”).

Response: The above paragraph has been revised as follows:

The [Index] is designed to measure the performance of companies whose ~~business activities~~ operations in the North American oil sands include oil exploration, production, refinement, marketing, storage, transportation, provision of equipment and/or provision of services (“Oil Sands Companies”).

There is no numerical test for identifying a company as an Oil Sands Company.

10.	Comment: Please provide an update in your response letter regarding the status of the Fund’s listing on the NYSE Arca.

Response: The Fund received approval for the listing of its shares on the NYSE Arca and began trading on the exchange today. The Fund’s ticker symbol is SNDS.

Mr. John Grzeskiewicz

June 12, 2012

11.	Comment: In the SAI, please 1) consider deleting number (3) in the following paragraph describing when the right of redemption may be suspended or the date of payment postponed with respect to the Fund or 2) specify what is meant by an “emergency.” (The Staff notes that number (4) should be appropriate in addressing emergency situations when the right of redemption may be suspended, etc.)

The right of redemption may be suspended or the date of payment postponed with respect to the Fund (1) for any period during which the Exchange is closed (other than customary weekend and holiday closings); (2) for any period during which trading on the Exchange is suspended or restricted; (3) for any period during which an emergency exists as a result of which disposal of the Shares of the Fund or determination of the NAV of the Shares is not reasonably practicable; or (4) in such other circumstance as is permitted by the SEC.

Response: We have made the following highlighted change to the paragraph:

The right of redemption may be suspended or the date of payment postponed with respect to the Fund (1) for any period during which the Exchange is closed (other than customary weekend and holiday closings); (2) for any period during which trading on the Exchange is suspended or restricted; (3) for any period during which an emergency exists, as determined by the SEC, as a result of which disposal of the Shares of the Fund or determination of the NAV of the Shares is not reasonably practicable; or (4) in such other circumstance as is permitted by the SEC.

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The Registrant acknowledges the Commission’s press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it.  In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Mr. John Grzeskiewicz

June 12, 2012

Please do not hesitate to contact the undersigned at 202.739.5945 if you have any questions concerning the foregoing.

Sincerely,

/s/ Abigail Bertumen

Abigail Bertumen

cc:	Christopher D. Menconi, Esq. W. John McGuire, Esq. Jennifer Bergenfeld, Esq.